UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-42305

Springview Holdings Ltd

203 Henderson Road

#06-01

Henderson Industrial Park

Singapore 159546

+65 6271 2282

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

On December 16, 2024, the Board of Directors of Springview Holdings Ltd approved and adopted an equity incentive plan (the “2024 Equity Incentive Plan”), which became effective on December 19, 2024. Attached as Exhibit 99.1 to this Form 6-K is the 2024 Equity Incentive Plan.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Springview Holdings Ltd 2024 Equity Incentive Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Springview Holdings Ltd

Date: December 20, 2024	By:	/s/ Zhuo Wang
	Name:	Zhuo Wang
	Title:	Chief Executive Officer

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